

September 4, 2020

Alexander Timm
Chief Executive Officer
Root Stockholdings, Inc.
80 E. Rich Street, Suite 500
Columbus, Ohio 43215

> **Re: Root Stockholdings, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted August 10, 2020**
> **CIK No. 0001788882**

Dear Mr. Timm:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

General

1. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit such copies.

2. Please provide us with copies of any additional graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Please keep in mind, in scheduling printing and distributing of the preliminary prospectus, that

we may have comments after reviewing the materials.

3. We note your disclosure on page F-32 that in April 2020 you signed a Securities Purchase Agreement to purchase a shell insurance company, subject to regulatory approval, and plan to close the acquisition later in 2020. We further note that this acquisition is meant to expand your ability to sell personal auto insurance in all 50 states and the District of Columbia. Please provide an update on this acquisition and the regulatory approval being sought, and disclose the details surrounding your plan in the Business section or elsewhere.

Prospectus Summary, page 1

4. Please provide support for the following statements and where appropriate revise to make it clear these are management's beliefs:
    *   Traditional methods of risk assessment are imprecise and not personalized
    *   Systems and processes are decades old and disconnected from the needs of consumers
    *   Behavioral data is underutilized and agents are the primary form of distribution
    *   You are the only property and casualty insurance carrier with a scaled proprietary telematics solution designed to price an entire book of business
    *   Competitors cannot inject a product similar to your product into a traditional insurance model, absent a ground-up technology rebuild and years of data collection
    *   You are the leader in the race for data-driven scale
    *   The market is on the verge of a tipping point for which very few industry incumbents are prepared
    *   The fundamental product, across all lines, has not changed much and remains complicated and opaque to customers
    *   You have a four-year head start and a critical first mover advantage given your technology
    *   Your flywheel is more powerful than competitors
    *   Your prices for acceptable risk are generally lower than incumbents giving you an advantage in acquiring new customers

5. Please clarify here and in the Business section what it means that you have established the technological foundation for an "enterprise software offering" and that your enterprise software will enable select insurance companies with your "white label applications and software development kit." Also, provide further discussion about your planned "software-as-a-service recurring revenue stream absent risk retention" as discussed here and on page 95. We also note your disclosure on page 96 that over time you intend to expand your enterprise product suite to include risk analysis, risk management scoring and vehicle fleet performance management software. Disclose the anticipated timeline for such offerings, the costs involved for their development and deployment, and the associated risks. Further, expand upon your disclosure on page 72 and elsewhere that in 2020 you launched your first set of enterprise technology products to provide mobile trip tracking and scoring services, so that investors can better understand when in 2020 they

were launched, what these technologies do, what is their target market, how they relate to your existing insurance businesses, and whether they generate revenues.

6. Please clarify here and throughout what it means that customers can "on-board" through their mobile phone in as little as 47 seconds, and reconcile this with your disclosure on page 92 that a two-to-four week test drive is a key component of your underwriting process.

7. We note the disclosure here and on page 84 that your customer experience is validated by your first-term retention rate of 84%. Please balance this with your disclosure on page 94 that this retention rate excludes rescissions and policies that do not make it through the underwriting period, and adjusting for these customers reduces policy retention by 33%, or advise.

8. We note your disclosure here that you are licensed in 36 states, and your goal is to be licensed in all 50 states by early 2021. Consistent with your disclosure on page 22 and elsewhere, please also clarify in the summary that you currently are active in 30 states. Further, consistent with your disclosure on page 37, disclose in the summary and elsewhere if you have a material concentration in a select few states.

9. Please define the term "blended loss ratios" and balance your graphic showing that the renewal accident period loss ratio declined from FY2018 to FY2019, with the disclosure on page 14 that the direct loss ratio increased for the same period. Also, clarify that there is no guarantee whether or when your premium base will evolve to more than 80% from renewals.

10. Please clarify here and on page 93 what it means that you have an "agency entity" structured to allow you to select the risk you hold on balance sheet, and on page 72 that your agency entity structure provides a broad set of insurance products to consumers and businesses. Please also clarify in what particular lines of business such agency entity structures operate.

11. Consistent with your disclosure on page 30, please disclose in the summary that you are currently undergoing, but have not completed, your five-year financial examination with the Ohio DOI, which includes a specific examination of your pricing and underwriting methodologies. Clarify if this is your first examination by your primary insurance regulator. In addition, update the disclosure regarding periodic examinations on page 106 to discuss the various examinations ongoing as referenced on page 30.

The COVID-19 pandemic has caused disruption to our operations, page 18

12. You state that due to COVID-19's negative impact on driving, regulators in many states are either mandating or requesting that auto insurance companies refund a portion of their premium to their policyholders to reflect the insurer's decrease in projected loss exposure due to the virus. Please revise to describe in greater detail whether and to what extent you have been impacted by these mandates and requests.

Our expansion within the United States and any future international expansion strategy will subject us to additional costs and risks, page 22

13. We note the disclosure that you had applied for licenses in ten states that have not been approved or were withdrawn. Please clarify if any of these applications are still pending, if you were denied a license by any state, and the reason for any denials or withdrawals.

Security incidents, or real or perceived errors, failures or bugs in our systems, website or app could impair our operations, page 29

14. We note your disclosure that attempts to fraudulently induce your personnel into disclosing usernames, passwords or other information that can be used to access your systems and the information in them have increased and that incidents have in the past resulted in unauthorized access to certain personal information. Please tell us if these reflect cybersecurity risks or incidents that materially affect your products, services, relationships with customers or competitive conditions. Also tell us the magnitude of any material incident and its consequences, any steps taken to remediate the incident or mitigate harm, and whether there is any potential liability for damages. We may have further comment upon review of your response.

Use of Proceeds, page 59

15. Please specify the principal intended uses of the net proceeds and the approximate amount intended to be used for each such purpose or tell us why you are unable to do so.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Capital Management, page 68

16. You disclose that effective July 1, 2020 you will cede 70% of direct earned premiums under a quota share arrangement with third-party reinsurers. This ceding rate is significantly in excess of the 22% ceded in 2019 and 35% ceded in 2018. Please revise your disclosure here or elsewhere in your submission to explain the underlying reasons for the apparent significant change in reinsurance strategy. Otherwise, tell us where you have made this disclosure in your submission.

Key Performance Indicators, page 69

17. Please tell us why it is important to provide direct written premiums and direct earned premiums as key performance measures in light of your quota share reinsurance arrangement effective July 1, 2020 where you will cede 70% of your premiums to third-party reinsurers. In your response tell us why these measures will remain key performance indicators when it appears, assuming no reinsurance recoverable collectibility issues, that 70% of the economic results of your policies will not be reflected in your GAAP financial statements.

18.   Please tell us whether your expense ratio and combined ratio are key performance indicators used to evaluate your business and performance.

Key Factors and Trends Affecting our Operating Performance, page 71

19.   Please address here the material opportunities, challenges and risks to your business as you implement the material components of your growth strategy such as expanding coverage, introducing new products and managing risk. In this regard, please discuss how you plan to compete with traditional insurers who have diverse product offerings and established operating histories. Also discuss the material challenges and risks posed by relevant economic or industry-wide factors. Refer to Section III.A of Securities Act Release No. 33-8350.

Non-GAAP Financial Measure
Adjusted Gross Profit/Loss and Adjusted Gross Margin, page 77

20.   We note your non-GAAP reconciliations of adjusted gross profit/(loss) to GAAP gross profit/loss on page 77, and that you calculate adjusted gross profit margin as adjusted gross profit/(loss) divided by direct earned premium as disclosed on page 71. Please address the following:
   •   As your adjusted gross profit/(loss) appears to be akin to a contribution margin, we believe its most directly comparable GAAP measure is a fully-loaded GAAP gross profit/loss that must be presented even if one is not depicted on your statements of operations. Although you present a gross profit/(loss) in your reconciliation on page 77, it does not appear to be fully loaded. In this regard, for example, it appears from your disclosures on page 74 that your technology and development expenses may include software and systems costs used in the policy issuance and claims processing functions and that your general and administrative expenses include share-based compensation, depreciation and other overhead costs that are directly attributable to your policy issuance and claims processing functions. As a result, revise your gross profit/(loss) disclosure to present a "fully-loaded" GAAP gross profit or tell us how the amounts you disclose are "fully loaded."
   •   We believe that the word "margin" when used to describe a ratio has a GAAP connotation. As your adjusted gross profit margin is divided by direct earned premiums, please revise the title of this non-GAAP measure to more accurately describe what this ratio represents.
   •   As you are presenting your adjusted gross profit on a percentage basis, revise your disclosure to include both your fully-loaded GAAP gross profit margin and a newly presented non-GAAP adjusted gross profit margin that are divided by total GAAP revenues. Refer to footnote 27 of non-GAAP adopting Release No. 33-8176.
   •   Revise your key performance indicators disclosure on page 69 to be balanced with the appropriate GAAP comparators. See Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Critical Accounting Policies and Estimates
Loss and LAE Reserves, page 80

21.   Please revise your disclosure to:
   • Describe the methods used to determine your reserve for loss and loss adjustment expense (LAE);
   • Identify and describe those key assumptions that materially affect the estimate of the reserve for loss and LAE; and
   • In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present preferably in a tabular format the impact that reasonably likely changes in the key assumptions identified may have on reported results, financial position and liquidity. Explain why you believe the scenarios quantified are reasonably likely. See FR-72.

Share-based Compensation, page 82

22.   Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common share leading up to the initial public offer and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Business, page 84

23.   Please expand your disclosure in the Business section to discuss your investment strategy and policy, and provide disclosure breaking down your investment portfolio by composition of investment grade and non-investment grade assets, further broken down by asset class and assigned credit rating. These figures should be provided by dollar amount and percentage of the portfolio.

24.   Please tell us whether you have entered into any investment advisory agreements, and if so, disclose the material terms of the investment management agreements, including the compensation structure with and historical fees paid to the investment manager, any minimum amount of assets required to be covered under the agreement, term and termination provisions. If applicable, please also file any such investment advisory agreements as exhibits.

25.   Please provide support for your statement on page 98 that many of your competitors have had to run marketing campaigns and other forms of education to drive utilization of digital filing features, with mixed success, or revise to remove.

26.   We note that you quota share approximately 70% of direct earned premiums to third-party reinsurers. To the extent any particular third-party reinsurer or reinsurance program is material, please identify the company or companies from whom you acquired such reinsurance and file any related agreements as exhibits. Also, expand upon your disclosure on page 99 that in favorable loss performance scenarios you can achieve

outsized margins through the receipt of profit rebates from your reinsurance partners, such that investors understand what constitutes a favorable scenario and what rebates are available when such scenarios are reached.

Competition, page 100

27. Please provide additional information regarding your competitive position in your industry, particularly as it relates to the extent to which traditional insurers utilize telematics or offer forms of usage-based insurance, along with any other new market entrants focused on this technology. Refer to Item 101(c)(1)(x) of Regulation S-K.

Cybersecurity, page 109

28. We note your disclosure that you take steps to comply with financial industry cybersecurity regulations and believe you comply in all material respects with their requirements. Please also disclose here or under another appropriately captioned section the nature of the board's role in overseeing your cybersecurity risk management, the manner in which the board administers this oversight function and any effect this has on the board's leadership structure.

Choice of Forum, page 132

29. Please reconcile the disclosure in this section with the risk factor disclosure on page 55 as the two descriptions appear to be inconsistent.

Index to the Consolidated Financial Statements, page F-1

30. We note that you do not include any interim financial information in your submission yet you include placeholders for June 30 information throughout the front part of your document. Please tell us whether you reasonably believe that your offering will be completed before September 30 information will be required on or after November 12, 2020. If so, please include June 30, 2020 and comparable 2019 information in your next submission as stipulated in Question 1 of the Compliance and Disclosure Interpretations for the FAST Act.

Consolidated Balance Sheets, page F-3

31. Please revise your presentation to present your investments as the first assets. See Rule 7-03(a)1 of Regulation S-X.

Notes to the Consolidated Financial Statements
Note 2. Significant Accounting Policies
Segment Information, page F-7

32. We note that you operate as a single reportable segment and that your business section discloses that you currently offer a variety of products. We further note your disaggregation of certain product information on page 69. Please revise your disclosure to

Root Stockholdings, Inc.
September 4, 2020
Page 8

provide revenues for each product, or each group of similar products, or tell us why you
believe the disclosures are not required. Refer to ASC 280-10-50-38 to 50-40 and be
advised that these entity-wide disclosures requirements apply to all public entities,
including those with one segment. If providing the information is impracticable, please
disclose that fact.

General and Administrative, page F-9

33.   Revise your accounting and related disclosure to allocate your share-based compensation
to the appropriate captions on your statements of operations depending on the underlying
function of each employee. See SAB 14F. Also, supply the disclosures required by ASC
250-10-50-7. Otherwise, tell us why the error correction disclosures are not warranted
and/or why your classification is appropriate and reference for us the authoritative
literature you rely upon to support your accounting.

Note 4. Fair Value of Financial Instruments, page F-16

34.   Please revise your disclosure to provide, for each class of investments in Level 2 of the
fair value hierarchy, a description of the valuation techniques and the inputs used in fair
value measurement. See ASC 820-10-50-2bbb1.

Note 5. Loss and Loss Adjustment Expenses, page F-17

35.   Please tell us why you depict $312.6 million in current year net incurred loss and LAE in
the 2019 rollforward on page F-17 and only $295.0 million of 2019 accident year incurred
loss and allocated LAE in your claims development table on page F-18 when you do not
appear to have any unallocated LAE. In this regard, the reconciliation of the claims
development table to your gross reserves for losses and LAE on page F-18 depicts only
reinsurance recoverable as a reconciling item. In addition, revise this reconciliation to
indicate that the $140.7 million amount is your gross liability, consistent with your
balance sheet on page F-3 and the rollforward on page F-18, instead of being net of
reinsurance or advise us.

Note 6. Reinsurance, page F-19

36.   We note the sliding scale and loss corridor features of your reinsurance contracts. As
insurance risk includes uncertainties about risk transfer and timing risk, please tell us why
these features do not preclude reinsurance accounting under ASC 944-20-15-40 and 15-41
referencing for us the authoritative literature you rely upon to support your accounting. In
addition, given that your provisions for each feature have significantly increased in 2019,
please revise your MD&A to identify and clearly explain this known demand, and the
related impacts on your financial statements and liquidity. Please refer to Item 303(a)(1)
of Regulation S-K.

Note 16. Statutory Financial Information, page F-30

37. Please revise your disclosure to provide your statutory net income/loss for each period presented as required by Rule 7-03(a)23(c) of Regulation S-X.

You may contact Bonnie Baynes at 202-551-4924 or Mark Brunhofer at 202-551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Justin Dobbie at 202-551-3469 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance